SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 19, 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                                   ----------
                    (Address of Principal Executive Offices)


             Indicate by check mark whether the registrant files or
                    will file annual reports under cover of
                             Form 20-F or Form 40-F.


                           Form 20-F X   Form 40-F
                                    ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No X
                                    ---    ---

Enclosure: Novartis First Quarter Results Presentation - 18 April 2002

                                     [Logo]
                           Growth Momentum Carries On
                             First Quarter Results
                                 18 April 2002

This presentation contains certain "forward-looking statements" relating to the Company's business:
o The statements can be identified by the use of forward-looking terminology or by discussions of strategy, plans or intentions.
o The statements include descriptions and anticipated expenditures of the Company's' investment in research and development programs, descriptions of new products expected to be introduced by the Company and anticipated customer demand for these and existing products in the Company's' existing portfolios.
o The statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions.
o Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by the forward-looking statements. These factors can be found in the Annual Reports the Company has filed with the U.S. Securities and Exchange Commission.
o Specific risk factors include unexpected regulatory delays, uncertainties relating to clinical trials and product development, the introduction of competing products, increased government pricing pressures, and the Company's' ability to obtain or maintain patent and other proprietary intellectual property protection.
o If any of these risks materialize, or underlying assumptions prove incorrect, actual results may vary materially from those one might expect on the basis of this presentation.

Agenda
--------------------------------------------------------------------------------

o    Overview of sales and results
     -----------------------------

o    Pharmaceuticals
     -    Key growth drivers
     -    Outlook

o    Group outlook

                                                                 [Novartis Logo]
3

Novartis Continues Dynamic Growth Path
--------------------------------------------------------------------------------

o    Growth momentum carries on

o Performance driven by double-digit growth trend in Pharmaceuticals with strong demand for Cardiovascular, Oncology and Ophthalmics franchises across all regions

o Performance momentum and rise in net financial income lead to net income increase of 20% to CHF 1.79 bn

o    Key product launches sharpen performance in Generics

o    Divestment of Health and Functional Food on track

                                                                 [Novartis Logo]
4

Net Income Expansion On the Back of Strong Operational Performance and Net Financial Income
--------------------------------------------------------------------------------

in CHF m                      Q1 2002          Q1 2001            in % CHF
--------------------------------------------------------------------------------
Sales                         7,967             7,224                10

Operating income              1,822             1,545                18
 as a % of sales               22.9              21.4

Net financial income            378               217                74

Net income                    1,788             1,485                20
 as a % of sales               22.4              20.6

EPS (CHF)                      0.70              0.57                23

Free cash flow
after dividend                 -508              -368               -38

                                                                 [Novartis Logo]
5

Dynamic Performance Delivered Through
Pharmaceuticals and Generics
--------------------------------------------------------------------------------

Sales: CHF 8 bn, +13% in local currencies, +10% in CHF

Sales growth in % (LC)                          Sales by region in %

[GRAPHIC OMITTED]                               [GRAPHIC OMITTED]

Pharmaceuticals         16                      Asia/Austrialia/Afica      16%

Generics                26                      Europe                     33%

OTC                     -3                      US                         43%

Animal Health            8                      Rest of Americas            8%

Medical Nutrition        3

Infant & Baby            3

CIBA Vision              4

GROUP                   13

                                                                 [Novartis Logo]
6

Performance Driven by Volume Increase
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]

Volume                  11%

Price                   +1%

Acq./Div.               +1%

Currency                -3%

CHF                     10%

                                                                 [Novartis Logo]
7

First Quarter Operating Income up 18%
--------------------------------------------------------------------------------
 Operating income growth                        Operating income by sector
     in % (CHF)

  [GRAPHIC OMITTED]                             [GRAPHIC OMITTED]

Pharmaceuticals                 16              Pharmaceuticals         81%

Generics                        42              OTC                      3%

OTC                             -7              Generics                 5%

Animal Health                   -5              Infant & Baby            6%

Medical Nutrition               28              Animal Health            2%

Infant & Baby                   10              Medical Nutrition        1%

CIBA Vision(1)                  12              CIBA Vision              2%

GROUP                           18

(1) Including integration costs associated with the Wesley Jessen acquisition of CHF 28m in 2001.

                                                                 [Novartis Logo]
8

Improvements in COGS and Slower Increase in Marketing & Distribution Boost Operating Income
--------------------------------------------------------------------------------

        [GRAPHIC OMITTED]                               [GRAPHIC OMITTED]

                                Q1/2002 CHF m           Change in % in CHF

Sales                               7,967                       10
---------------------------------------------

Cost of goods sold                 -1,983                        6

Marketing & Distribution           -2,681                        7

Research & Development             -1,041                       12

General & Administration             -440                       17

----------------------------------------------
Operating income                    1,822                       18

                                                                 [Novartis Logo]
9

Highlights in Generics, OTC and Animal Health
--------------------------------------------------------------------------------

Generics
o    Recent launches in US in Retail Generics fuel growth to 20% in LC(1)
     -    Generic Prozac (depression), July 2001
     -    Generic Metformin (diabetes), January 2002
     -    Generic Relifex (anti-inflammatory), February 2002
OTC
o Sales decline of 3% in LC. Excluding discontinued distribution agreements sales increased 3% in LC driven by:
     -    Lamisil(R) cream (fungal infection)
     -    Nicotinell(R)/Habitrol(R) (smoking cessation)
     -    Maalox(R) (antacid)
Animal Health
o    Recent acquisitions of vaccine businesses lead to rise in sales of 8% in LC
o    Farm animal business sees improvement over last year

(1)  excluding acquisitions

                                                                 [Novartis Logo]
10

Highlights in Medical Nutrition, Infant & Baby and CIBA Vision
--------------------------------------------------------------------------------
Medical Nutrition (incl. Health and Functional Food)
o    Supplement business in Medical Nutrition boosts sales
o    Health and Functional Food divestment on track
Infant & Baby
o Gerber Graduates and Tender Harvest underpin strong market position of Gerber in US
o    Gerber Wellness driving growth through sales to key accounts
CIBA Vision
o    Innovation behind performance
     -    Focus(R) DAILIES(R)
     -    Focus(R) Night & DayTM
     -    Freshlook(R)
     -    Surgical lenses
o    Key Brands account for 44% of revenue at CIBA Vision

                                                                 [Novartis Logo]
11

Agenda
--------------------------------------------------------------------------------
o    Overview of sales and results

o    Pharmaceuticals
     ---------------
     -    Key growth drivers
          ------------------
     -    Outlook

o    Group outlook

                                                                 [Novartis Logo]
12

Pharmaceuticals - Key Achievements
--------------------------------------------------------------------------------

o    Continued dynamic growth trend with + 16% in LC

o    Strong growth across all regions with US up 23% in LC

o Leadership in Cardiovascular and Oncology franchises bolstered by key growth drivers

o    Recent launches Zometa(R) and Elidel(R) off to a good start

                                                                 [Novartis Logo]
13

Strong Pharmaceutical Sales Growth in Key Regions
--------------------------------------------------------------------------------

                        Q1 Sales 2002               Growth             Market
                              (CHF m)              (in LC)             Growth(1)
--------------------------------------------------------------------------------
US                              2,238                  23%                16%
Europe                          1,605                   9%                 9%
Japan                             480                  12%                 8%
LatAm                             318                  22%                -7%(2)
Asia/Pacific                      407                  14%                n/a
--------------------------------------------------------------------------------
Total(3)                        5,153                 +16%

1 IMS monthly YTD Feb, 16 countries
2 Argentina, Brazil and Mexico
3 Total includes Canada and others

                                                                 [Novartis Logo]
14

Key Franchises Outperforming the Market
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]

Cardiovascular*

Market growth, IMS 16 countries Feb YTD 2002            14%

Novartis growth, IMS 16 countries Feb YTD 2002          35%

Oncology

Market growth, IMS 16 countries Feb YTD 2002            21%

Novartis growth, IMS 16 countries Feb YTD 2002          34%

Source: IMS
* Cardiovascular: Anti hypertensives, Statins, Fibrates, OAD

                                                                 [Novartis Logo]
15

Strategic Products Drive Growth
--------------------------------------------------------------------------------
                                                           Sales         Growth
Brand (1 to 10)                  Market segment            (CHF m)       (% LC)
--------------------------------------------------------------------------------
Diovan(R)/Co-Diovan(R)           Hypertension               601           +80
Sandimmun(R)/Neoral(R)           Transplantation            451            -1
Cibacen(R)/Lotensin(R)           Hypertension               417           +39
  of which Lotrel(R)                                        223           +55
Sandostatin(R)                   Acromegaly                 250           +30
Lamisil(R)(1)                    Fungal infections          237           -16
Voltaren(R)(1)                   Antirheumatics             236            -3
LescoI                           Cholesterol reduction      217           +31
Aredia(R)                        Oncology (bone)            194           -40
Glivec(R)/GleevecTM              Chronic myeloid leuk.      183           n/a
Tegretol(R)                      Epilepsy                   162            +8
--------------------------------------------------------------------------------

1 First quarter 2001 restated due to switches to other sectors


16                                                               [Novartis Logo]

--------------------------------------------------------------------------------

                                                           Sales          Growth
Brand (11 to 20)                 Market segment            (CHF m)        (% LC)
--------------------------------------------------------------------------------
Miacalcic(R)                     Osteoporosis              149            -13
HRT range(1)                     Hormone replacement       125            +25
Leponex(R)/Clorazil(R)           Schizophrenia             124             -5
Exelon(R)                        Alzheimer's disease       121            +23
VisudyneTM                       Wet form of AMD           115            +47
Zometa(R)                        Hypercalcaemia            112            n/a
Foradil(R)                       Asthma, COPD              108            +15
Famvir(R)(2)                     Antivirals                103            +26
Trileptal(R)                     Epilepsy                   82            +82
Femara(R)                        Adv. breast cancer         69            +63
--------------------------------------------------------------------------------
Total Pharmaceuticals                                    5,153            +16

1 Including Clima/Meri range
2 First quarter 2001 restated due to switches to other sectors

                                                                 [Novartis Logo]
17

Sandimmun(R)/Neoral(R)
Slow Generic Erosion in US

[GRAPHIC OMITTED]

o  Q1 sales worldwide:
   CHF 451m,-1% in LC

o  Continued slow generic erosion in US

o  Little impact in Europe

                                                                 [Novartis Logo]
18

Diovan(R) - Leadership in US
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]

March 2002:

Diovan, 36.8%

Cozaar, 34.6%

o    Q1 2002 sales worldwide:
     CHF 601 m, +80% LC

o    Continues to outpace the ARB market segment

o    Reached 20% segment share in Japan

Source: IMS, weekly March 29, 2002, TRx share in ARB segment

                                                                 [Novartis Logo]
19

Dynamic Sales Performance of Lotrel(R)
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]

Q1 sales (US only): CHF 223 m, + 55% in LC

                CHF m
1997            134
1998            218
1999            308
2000            552
2001            813
Q1 2002         223

Amlodipine market segment share:
                1997    1998    1999     2000    2001    Q1 2002
Lotrel(R)       10.2%   11.5%   13.6%    17.6%   20.6%    22.7%
Norvasc         89.8%   88.5%   86.4%    82.4%   79.4%    77.3%

Source: IMS monthly data and weekly data for Q1 2002

                                                                 [Novartis Logo]
20

Lescol(R) - Strong Performance Across All Regions
--------------------------------------------------------------------------------

o    Q1 2002 sales worldwide: CHF 217 m, +31% in LC

o    Strong performance in major countries

o    US, +39% in LC

o    Japan, +12% in LC

o    Germany, +114% in LC

o    France, +42 in LC

o    Italy, +259% in LC

                                                                 [Novartis Logo]
21

Glivec(R)/GleevecTM - Strong Roll-Out Continues
--------------------------------------------------------------------------------

o    Sales of CHF 183m worldwide
o    Strong launches in Japan and Europe
o    Launch of GIST underway
     -    End February launched in US
     -    Positive opinion by CPMP in EU in February
     -    Swiss approval received in April 2002
o 95% of patients alive after 18 months of therapy in treatment of chronic phase CML refractory to interferon

                                                                 [Novartis Logo]
22

Conversion to Zometa(R)is Accelerating -
Key Markets on Track
--------------------------------------------------------------------------------

                                     % Zometa(R)of            % Zometa(R)of
                                     combined sales(1)        combined sales(1)
              Launch date            (March 2002)             (YTD March 2002)
--------------------------------------------------------------------------------
US            Aug 2001                       79%                      41%
Germany       Apr 2001                       38%                      40%
Italy         Feb 2002                       29%                      13%
France        Jan 2002                       17%                      11%

1 Aredia(R)and Zometa(R)

                                                                 [Novartis Logo]
23

Zometa(R) - Building a Potential Blockbuster
--------------------------------------------------------------------------------

o    Solid Q1 Zometa(R) sales of CHF 112 m worldwide

o Launched for bone metastasis in a broad range of tumor types in 14 countries including the US

o    EU approval for bone metastasis anticipated mid 2002

o In Phase III clinical trials for Osteoporosis and Paget's Disease. Phase II clinical data recently published in New England Journal of Medicine

                                                                 [Novartis Logo]
24

Elidel(R)- Promising Start
--------------------------------------------------------------------------------

o Launched in US in March for the treatment of mild to moderate atopic dermatitis for patients of 2 years and older

o    US NRx share already passed Protopic end of March, 3.9% vs 3.2%(1)

o    Approved in Denmark on March 18, for patients as young as 3 months

1 IMS, weekly NRx, March 29, 2002
                                                                 [Novartis Logo]
25

Agenda
--------------------------------------------------------------------------------

o    Overview of sales and results
o    Pharmaceuticals
     ---------------
     -    Key growth drivers
     -    Outlook
          -------
o    Group outlook

                                                                 [Novartis Logo]
26

Pharmaceuticals Outlook 2002
--------------------------------------------------------------------------------

o    Sales growth anticipated in the 10% range
o    Continued dynamic performance of key growth drivers
o    Price decreases mainly in Japan
o    More rapid erosion of Aredia(R)sales expected
o    Elidel(R) roll-out to continue

o Operating margin expected to be maintained at last year's high level assuming no unexpected product approvals

                                                                 [Novartis Logo]
27

Agenda
--------------------------------------------------------------------------------

o    Overview of sales and results

o    Pharmaceuticals
     -    Key growth drivers
     -    Outlook

o    Group outlook
     -------------
                                                                 [Novartis Logo]
28

Group Outlook 2002
--------------------------------------------------------------------------------

Growth momentum expected to continue
o    Mid- to high-single-digit sales growth driven by Pharmaceuticals

Operating income growth in-line with top-line
o    Stable operating margin, assuming no unexpected product approvals

Net financial income difficult to predict, expected to be lower than last year

Net income expected to exceed last year's level, barring unforeseen events
                                                                 [Novartis Logo]
29

--------------------------------------------------------------------------------

                                    Appendix

                                                                 [Novartis Logo]
30

Group Operating Margin 22.9%
--------------------------------------------------------------------------------

[GRAPHIC OMITTED]

Operating margins in %

                        Q1/2001          Q1/2002
Pharmaceuticals          27.4             28.1
Generics                 12.3             14.2
OTC                       9.7              9.5
Animal Health            18.3             16.7
Medical Nutrition         4.8              6.1
Infant & Baby            17.3             18.3
CIBA Vision(1)            1.4              8.9
GROUP                    21.4             22.9

1 Excluding exceptional integration costs in 2001 operating margin would have been 8%
                                                                 [Novartis Logo]
31

First Quarter 2002 Sales Growth Components by Sector
--------------------------------------------------------------------------------

                          Volume         Price         Acq./Div.     Currency
--------------------------------------------------------------------------------
Pharmaceuticals            +15%           +1%              -%            -2%
Generics                   +21%           -1%             +6%            -4%
OTC                         -5%           +1%             +1%            -2%
Animal Health               -1%           +3%             +6%            -3%
Medical Nutrition           +2%           +1%              -%            -2%
Infant & Baby               +2%           +1%              -%            +1%
CIBA Vision                 +4%            -%              -%            -3%
--------------------------------------------------------------------------------
GROUP                      +11%           +1%             +1%            -3%

                                                                 [Novartis Logo]
32

--------------------------------------------------------------------------------

                                Pharmaceuticals
                                Top 20 Products
                      Sales Performance First Quarter 2002

                                                                 [Novartis Logo]
33

Pharmaceuticals Top 20 Products I
First Quarter 2002 Total Sales Growth
--------------------------------------------------------------------------------
Brands
------
                                Q1 2002       Q1 2001
                              USD m    CHF m    CHF m    % CHF      % LC
Diovan(R)/Co-Diovan(R)        358      601      342       76         80
Sandimmun(R)/Neoral(R)        269      451      468       -4         -1
Cibacen(R)/Lotensin(R)        248      417      298       40         39
    of which Lotrel(R)        133      223      143       56         55
Sandostatin(R)                149      250      194       29         30
Lamisil(R)(group)(1)          141      237      291      -19        -16
Voltaren(R)(1)                141      236      260       -9         -3
Lescol(R)                     129      217      169       28         31
Aredia(R)                     116      194      326      -40        -40
Glivec(R)/GleevecTM           109      183       -         -          -
Tegreto1(R)                    97      162      155        5          8

1 First quarter 2001 restated due to switches to other sectors

                                                                 [Novartis Logo]
34

Pharmaceuticals Top 20 Products II
First Quarter 2002 Total Sales Growth
--------------------------------------------------------------------------------
Brands
------
                                Q1 2002       Q1 2001
                              USD m    CHF m    CHF m    % CHF      % LC
Miacalcic(R)                   89      149      172      -13         -13
HRT range(1)                   75      125      101       24          25
Leponex(R)/Clozaril(R)         74      124      133       -7          -5
Exelon(R)                      72      121       99       22          23
Visudyne(R)                    69      115       80       44          47
Zometa(R)                      66      112        1        -           -
Foradil(R)                     64      108       96       13          15
Famvir(R)(2)                   61      103       82       26          26
Trileptal(R)                   49       82       45       82          82
Femara(R)                      41       69       43       60          63

1 Including Clima/Meri range
2 First quarter 2001 restated due to switches to other sectors

                                                                 [Novartis Logo]
35

Pharmaceuticals Top 20 Products I
First Quarter US Sales Growth
--------------------------------------------------------------------------------
Brands
------
                                Q1 2002       Q1 2001
                              USD m    CHF m    CHF m      % LC

Diovan(R)/Co-Diovan(R)        188      315      154        102
Sandimmun(R)/Neora1(R)         81      136      125          7
Cibacen(R)/Lotensin(R)        219      368      244         49
    of which Lotrel(R)        133      223      143         55
Sandostatin(R)                 73      122       82         47
Lamisil(R)(group)(1)           58       97      164        -42
Voltaren(R)(1)                  4        6       10        -33
Lescol(R)                      63      106       76         39
Aredia(R)                      61      102      209        -52
Glivec(R)/GleevecTM            47       79       -          -
Tegretol(R)                    39       65       55         16

1 First quarter 2001 restated due to switches to other sectors

                                                                 [Novartis Logo]
36

Pharmaceuticals Top 20 Products II
First Quarter US Sales Growth
--------------------------------------------------------------------------------
Brands
------
                                 Q1 2002      Q1 2001
                              USD m    CHF m    CHF m      % LC
Miacalcic(R)                   51       86      106         -19
HRT range(1)                   41       68       37          79
Leponex(R)/Clozaril(R)         29       49       56         -14
Exelon(R)                      42       71       51          37
Visudyne(R)                    43       72       51          40
Zometa(R)                      52       88        -           -
Foradil(R)                      5        9        -           -
Famvir(R)(2)                   46       78       59          31
Trileptal(R)                   35       59       28         105
Femara(R)                      15       26       11         138

1 Including Clima/Meri range
2 First quarter 2001 restated due to switches to other sectors

                                                                 [Novartis Logo]
37

Pharmaceuticals Top 20 Products I
First Quarter RoW Sales Growth
--------------------------------------------------------------------------------
Brands
------
                                 Q1 2002      Q1 2001
                              USD m    CHF m    CHF m      % LC
Diovan(R)/Co-Diovan(R)        170      286      188         62
Sandimmun(R)/Neoral(R)        188      315      343         -4
Cibacen(R)/Lotensin(R)         29       49       54         -7
    of which Lotrel(R)          -        -        -          -
Sandostatin(R)                 76      128      112         18
Lamisil(R)(group)(1)           83      140      127         16
Voltaren(R)(1)                137      230      250         -2
Lescol(R)                      66      111       93         25
Aredia(R)                      55       92      117        -18
Glivec(R)/GleevecTM            62      104        -          -
Tegretol(R)                    58       97      100          3

1 First quarter 2001 restated due to switches to other sectors

                                                                 [Novartis Logo]
38

Pharmaceuticals Top 20 Products II
First Quarter RoW Sales Growth
--------------------------------------------------------------------------------
Brands
------
                                 Q1 2002      Q1 2001
                              USD m    CHF m    CHF m      % LC
Miacalcic(R)                   38       63       66         -3
HRT range(1)                   34       57       64         -6
Leponex(R)/Clozaril(R)         45       75       77          1
Exelon(R)                      30       50       48          8
Visudyne(R)                    26       43       29         60
Zometa(R)                      14       24        1          -
Foradil(R)                     59       99       96          6
Famvir(R)(2)                   15       25       23         13
Trileptal(R)                   14       23       17         44
Femara(R)                      26       43       32         37

1 Including Clima/Meri range
2 First quarter 2001 restated due to switches to other sectors

                                                                 [Novartis Logo]
39

Pharmaceuticals
Top 20 Products I
--------------------------------------------------------------------------------
Brands                            Market segment
------                            --------------

Diovan(R)/Co-Diovan(R)            Hypertension
Sandimmun(R)/Neora1(R)            Transpl., RA, Psoriasis
Cibacen(R)/Lotensin(R)            Antihypertensives
Sandostatin(R)Lamisil(R)          Acromegaly
Lamisil(R)                        Fungal infections
Voltaren(R)                       Fungal infections
Lescol(R)                         Antirheumatics
Aredia(R)                         Cholesterol reduction
Glivec(R)/GleevecTM               Oncology (Bone)
Tegretol(R)                       Chronic myeloid leukem.
                                  Epilepsy

                                                                 [Novartis Logo]
40

Pharmaceuticals
Top 20 Products II
--------------------------------------------------------------------------------
Brands                            Market segment
------                            --------------

Miacalcic(R)                      Osteoporosis
HRT range                         Hormone replacement
Leponex(R)/Clozaril(R)            Schizophrenia
Exelon(R)                         Alzheimer's disease
Visudyne(R)                       A form of wet AMD
Zometa(R)                         Hypercalc. of malignancy
Foradil(R)                        Asthma, Bronchitis
Famvir(R)                         Antiviral
Trileptal(R)                      Epilepsy
Femara(R)                         Advanced breast cancer

                                                                 [Novartis Logo]
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

--------------------------------------------------------------------------------

                                    Pipeline

                                                                 [Novartis Logo]
42

Strong Pipeline
--------------------------------------------------------------------------------

     2002                    2003                  2004                            2005                       2006
    Elidel(R)(iii)          COX189(ii)       ZelnormTM/Zelmac(R)      LAF237A(ii)         ICL670A(ii)         FTY720(ii)
                                                   IBS(ii)

Glivec(R)/GleevecTM       Certican(R)(ii)       Iloperidone(ii)        PKC412A(ii)        SPP100(1)(ii)       NKS104(EU)(ii)
     GIST(i)

  Diovan(R) CHF(i)        Myfortic(R)(ii)        Xolair(R)(ii)         EP0906A(ii)         PTK787A(ii)       Femara(R) adj.(i)

    Zometa(R)           VisudyneTM Japan     ZelnormTM/Zelmac(R)       PKI166A(ii)       OctreoTherTM(ii)         COX 189
 Bone met. treat.(i)          (iii)          Funct. dyspepsia(i)                                             New formulations(i)

Ritalin(R) LA(i)          Clozaril(R)        ZelnormTM/Zelmac(R)  Sandostatin(R) LAR(R)    Starlix(R)        ZelnormTM/Zelmac(R)
                          INTERSEPT(i)      Chr. constipation(i)   Diab. retinopathy(i)   +metformin(i)            GERD(i)

Lotrel(R) 10/20 mg(i)  Lotrel(R) 10/40 mg(i)      Foradil(R)         Exelon(R) TDS(i)     Trileptal(R) NP          Zometa(R)
                                                   MDDPI(i)                             Neuropathic pain(i)   Bone met. prev.(i)

                                                                       Diovan(R)           Lamisil(R)          Elidel(R) oral(i)
                                                                    VALUE/VALIANT(i)    Tinea capitis(i)

                                                                 Elidel(R) ointment(i)     VisudyneTM         Iloperidone depot(i)
                                                                                          Occult AMD(i)

                                                                                                                  Zoledronate
                                                                                                               Paget's disease(i)

(i)   LCM
(ii)  NME
(iii) NME roll out

1 Out-licensed to Speedel, call-back option for Novartis

                                                                 [Novartis Logo]
43

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Novartis AG


Date:    April 19, 2002                     By:  /s/ RAYMUND BREU
                                                -------------------------
                                            Name:  Raymund Breu
                                            Title: Chief Financial Officer